Exhibit 12.1

Ratio of Earnings to Fixed Charges

	Nine Months Ended September 30,		Years Ended December 31,
	2011	2010	2010	2009	2008	2007	2006
	(dollars in thousands)
Income (loss) before income taxes and discontinued operations	$40,731	$4,159	$(10,580)	$(185,354)	$(279,506)	$51,152	$61,476
Plus fixed charges:
Interest Expense on Deposits	22,428	32,677	41,329	61,905	69,136	98,128	65,612
Interest Expense on Borrowings	8,348	5,119	7,931	11,829	31,547	27,805	18,685

Fixed Charges	$30,776	$37,796	$49,260	$73,734	$100,683	$125,933	$84,297
Dividends and accretion on preferred stock	$14,425	$7,399	$9,882	$9,742	$1,081	—	—
Ratio of Earnings to Fixed Charges (Including deposit interest)	1.58	—	—	—	—	1.41	1.73
Ratio of Earnings to Fixed Charges (Excluding deposit interest)	2.16	—	—	—	—	2.84	4.29